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                                                                    EXHIBIT 99.2

                         GLOBALSTAR CAPITAL CORPORATION
                (A WHOLLY-OWNED SUBSIDIARY OF GLOBALSTAR, L.P.)

                            CONDENSED BALANCE SHEETS

                                                              SEPTEMBER 30,    DECEMBER 31,
                                                                  2000             1999
                                                              -------------    ------------
                                                               (UNAUDITED)        (NOTE)
ASSETS
Receivable from parent......................................     $1,000           $1,000
                                                                 ======           ======
LIABILITIES AND SHAREHOLDER'S EQUITY
Commitments and contingencies
Shareholder's equity
  Common stock, par value $.10; 1,000 shares authorized, 100
     shares issued and outstanding..........................     $   10           $   10
Paid-in capital.............................................        990              990
                                                                 ------           ------
                                                                 $1,000           $1,000
                                                                 ======           ======

---------------
NOTE: The December 31, 1999 balance sheet has been derived from audited financial statements at that date.

                     See notes to condensed balance sheets.
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                         GLOBALSTAR CAPITAL CORPORATION
                (A WHOLLY-OWNED SUBSIDIARY OF GLOBALSTAR, L.P.)

                        NOTES TO CONDENSED BALANCE SHEET

1. BASIS OF PRESENTATION

     The unaudited interim financial information as of September 30, 2000 has been prepared on the same basis as the audited balance sheet. In the opinion of management, such unaudited information includes all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of financial position for the interim period presented.

2. ORGANIZATION

     Globalstar Capital Corporation ("Globalstar Capital"), a wholly-owned subsidiary of Globalstar, L.P. ("Globalstar") was formed on July 24, 1995 for the primary purpose of serving as a co-issuer and co-obligator with respect to certain debt obligations of Globalstar.

     Globalstar commenced commercial service in the first quarter of 2000, and subscriber revenues to date have been lower than originally anticipated. If Globalstar fails to rapidly and significantly improve its market penetration rates and revenues, it will be unable to fund its operating costs or service its debt, unless additional financing can be obtained, as to which there can be no assurance. If Globalstar is unable to obtain sufficient funds to pay for its debt service, Globalstar will be in default under its debt facilities.

  Globalstar $250 Million Credit Agreement

     On June 30, 2000, Globalstar's $250 million credit facility with The Chase Manhattan Bank which was fully drawn, matured and was thereupon repaid in full by its guarantors, Lockheed Martin, Qualcomm, DASA and SS/L, who had previously received warrants for GTL common stock in consideration of their guarantees. Pursuant to the relevant agreements entered into in 1996, Globalstar issued three-year notes in the amounts of $206.3 million, $21.9 million, $11.7 million and $10.1 million to Lockheed Martin, Qualcomm, SS/L and DASA, respectively, in satisfaction of their subrogation rights. The notes are due on June 30, 2003 and bear interest, on a deferred basis, at a rate of London Interbank Offer Rate ("LIBOR") plus 3%, and are presented as notes payable and notes payable to affiliates on the condensed consolidated balance sheet of Globalstar.

     On June 30, 2000, Loral Space & Communications Ltd. ("Loral") paid $56.3 million on a net basis to Lockheed Martin in satisfaction of its obligation to indemnify Lockheed Martin for liability in excess of $150 million under Lockheed Martin's guarantee of Globalstar's $250 million credit facility. Accordingly, Loral is entitled to receive notes in respect thereof.

     Lockheed Martin, however, has rejected the notes it received and is instead asking Globalstar for alternative forms of payment, without waiving its claim that it is entitled to receive an immediate cash reimbursement by Globalstar of its $150 million payment to the bank lenders. Globalstar disputes Lockheed Martin's interpretation of the relevant agreements, but is, nonetheless, in discussions with Lockheed Martin to resolve the dispute.

     If the dispute is not resolved, Globalstar cannot be sure that if the matter were litigated a court would agree with Globalstar's interpretation of the agreements. Moreover, if as a result of this dispute, a holder of Globalstar public bonds claimed a cross default under the applicable indentures, and a court ruled against Globalstar, the maturity date of the bonds would be accelerated. Management believes, however, that a court would agree with Globalstar's interpretation of the relevant agreements.

  Globalstar $500 Million Credit Agreement

     On August 5, 1999, Globalstar entered into a $500 million credit agreement with a group of banks. The credit agreement provides for a $100 million three-year revolving credit facility ("Revolver"), a $100 million
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                         GLOBALSTAR CAPITAL CORPORATION
                (A WHOLLY-OWNED SUBSIDIARY OF GLOBALSTAR, L.P.)

                NOTES TO CONDENSED BALANCE SHEET -- (CONTINUED)

three-year term loan ("Term Loan A") and a $300 million four-year term loan ("Term Loan B"). As of September 30, 2000, all amounts under the $500 million credit agreement were drawn.

     Borrowings under the facilities bear interest, at Globalstar's option, at various rates based on margins over the lead bank's base rate or the LIBOR for periods of one to six months. Globalstar pays a commitment fee on the unused portion of the facilities. The credit agreement contains customary financial covenants that commence March 31, 2001, including minimum revenue thresholds, maintenance of consolidated net worth, interest coverage ratios and maximum leverage ratios. In addition, the credit agreement contains customary limitations on indebtedness, liens, contingent obligations, fundamental changes, asset sales, dividends, investments, optional payments and modification of subordinated and other debt instruments and transactions with affiliates.

     One of these covenants would require, among other things, that Globalstar have revenues of $100 million for the 12 month period ended March 31, 2001. Globalstar's revenues for the six months ended September 30, 2000, the first six months of this period, were $1.9 million. Given the level of revenues in the first six months of this period, Globalstar anticipates that the growth in revenues during the subsequent six month period will not be sufficient to meet its $100 million revenue covenant. If Globalstar cannot satisfy this covenant, obtain waivers or amendments from a majority of the bank lenders, or fulfill the $500 million obligation in a form satisfactory to all bank lenders, Globalstar will be in default under its debt facilities (including vendor financing) and Globalstar's lenders and bondholders would have the right to accelerate payment of their loans to Globalstar. Loral SatCom Ltd. and Loral Satellite Inc., directly and indirectly wholly owned subsidiaries of Loral, have jointly and severally guaranteed Globalstar's obligation under this credit agreement. Loral has advised Globalstar that it is currently in negotiations with the banks to restructure the guarantee arrangements.